EXHIBIT No.1

Trades under the symbol (TSX): PJC.SV.A

Press release

For immediate release

THE JEAN COUTU GROUP REINFORCES ITS ORGANIZATIONAL STRUCTURE

Appointment of Jean Coutu as Interim President and Chief Executive Officer and of Pierre Legault as Executive Vice-President

Longueuil, November 10, 2005 - The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) announced today changes to its organizational structure.

The Board of Directors proceeded today to the appointment of Mr. Jean Coutu as Interim President and Chief Executive Officer and of Mr. Pierre Legault as Executive Vice-President of the Jean Coutu Group. While Mr. Legault will support Mr. Coutu in his functions, he will mainly be in charge, at first, of completing Eckerd’s integration.  Mr. François J. Coutu and Mr. Michel Coutu will remain respectively Presidents of the Canadian and American operations. In addition, Mr. François J. Coutu has been appointed as vice-chairman of the Company. With the exception of Mr. Legault who will begin his new functions on January 15, 2006, all other appointments are effective immediately.

“Since the acquisition of Eckerd, our American team has invested considerable efforts into its integration and operation. However, in light of the industry’s challenges over the coming years and the Company’s determination to return to pre-acquisition levels of profitability, the Company has elected to reinforce its American team and accelerate the achievement of expected benefits. Mr. Legault has a solid comprehension of the main issues facing the American pharmaceutical industry. Already a member of the Board of Directors since August 20, 2004, he brings with him a wide expertise in terms of integration, having led or actively taken part in more than ten mergers and acquisitions in 19 different countries” stated Mr. Jean Coutu, Chairman, President and CEO. Mr. Legault is an American citizen. He will be based in Warwick, Rhode Island.

Since September 2004, Mr. Legault has acted as President and Chief Executive Officer of the Dermatology division of Sanofi-Aventis. Prior to occupying this position, Mr. Legault was Senior Vice- President and Chief Financial Officer of Aventis (United States and Europe), of Hoescht Marion Roussel (Canada and United States) and of Marion Merrel Dow (Canada). He is a chartered accountant who earned a bachelor’s degree at Les Hautes Études Commerciales (HEC MONTRÉAL) and a MBA at McGill University. He has also completed additional studies at Harvard Business School. He is a member of the U.S. Certified Public Accounting Association.  Mr. Legault will continue to act as a member of the Board of the Company.

On behalf of all the shareholders, franchisees and employees, the Jean Coutu Group’s management extends a warm welcome to Mr. Legault in his new position and assures him of its full support.

The Jean Coutu Group Acknowledges Moody’s Rating Announcement

The Company acknowledged the assignment by Moody’s Investors Service (“Moody’s”) of a corporate family rating of B2. The Company’s secured credit facilities have been downgraded to B2 from B1, unsecured senior notes to B3 from B2 and senior subordinated notes to Caa1 from B3. The Moody’s press release is available at www.moodys.com.

The ratings downgrade does not result in any cash payment requirement or affect the Company’s available cash position. The Company’s bank covenants and interest rates are not based on corporate ratings.

 About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,172 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,851 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 321 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

Source:	Jean Coutu
Interim President and Chief Executive Officer
The Jean Coutu Group (PJC), Inc.
(450) 646-9760

Information:	Hélène Bisson
Media and Public Relations
(514) 393-1180, ext. 343
1-877-894-8993